

March 4, 2013

<u>Via Facsimile</u>
Ivan Wood, Jr.
Chief Executive Officer
Med One Oak, Inc.
9201 Pinecroft
The Woodlands, TX 77380

> **Re: Med One Oak, Inc.**
> **Amendment No.1 to Form 8-K**
> **Filed February 28, 2013**
> **File No. 0-49999**

Dear Mr. Wood:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01 Changes in Registrant's Certifying Accountant</u>

1. We reviewed your response to comment one in our letter dated January 30, 2013 and the revision to your disclosure. Please revise to set forth the complete text of item 4.01 as amended. Refer to Rule 12b-15 of the Exchange Act.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief